JCDecaux

82-34631

United States Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.



03032733

Communication Extérieure

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Neuilly-sur-Seine, 7th October 2003

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached:

- a notice published in the French "Bulletin des Annonces Légales Obligatoires" in relation to JCDecaux's results for the first half 2003;
- a press release dealing with the position of JCDecaux on the Chilean market.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

10/23

Enc.

Notice in the « Bulletin des Annonces Légales Obligatoires » in relation to JCDecaux SA first half 2003 results

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Sans remettre en cause l'opinion formulée ci-dessus, nous attirons votre attention sur les points suivants :

— le changement comptable concernant la date de clôture des comptes consolidés, du 30 juin au 31 mars, exposé au premier paragraphe de la note 1.B de l'annexe ;

— le dernier paragraphe de cette même note relatif à la structure financière du groupe.

Par ailleurs, nous avons également procédé à la vérification des informations relatives au groupe données dans le rapport de gestion, conformément aux normes professionnelles applicables en France. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Lyon et Villeurbanne, le 7 août 2003.

Les commissaires aux comptes :

Pin Associés : JEAN-FRANÇOIS PIN ; JOËL JULLIENT ; Deloitte Touché Tohmatsu : ALAIN DESCOINS.

52420

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 378 284 €.

Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine.

307 570 747 R.C.S. Nanterre.

Siret : 307 570 747 00039.

Exercice social : du 1er janvier au 31 décembre.

Comptes consolidés intermédiaires.

I. — **Bilan consolidé au 30 juin 2003.**
(En millions d'euros.)

Actif	30/06/03	31/12/02	30/06/02
Immobilisations incorporelles (net)	30,2	33,1	34,0
Ecarts d'acquisition (net)	1 053,2	1 080,0	1 084,5
Immobilisations corporelles (net)	688,5	722,3	738,8
Immobilisations financières (net)	78,9	79,8	92,9
Actif immobilisé	1 850,8	1 915,2	1 950,2
Stocks (net)	98,1	92,6	112,5
Clients (net)	399,3	403,1	442,0
Autres créances (net)	148,9	126,7	153,5
Valeurs mobilières de placement (net)	246,2	82,4	37,9
Disponibilités	74,5	80,0	71,2
Impôts différés actif (net)	21,9	29,7	45,4
Actif circulant	988,9	814,5	862,5
Total actif	2 839,7	2 729,7	2 812,7

Passif	30/06/03	31/12/02	30/06/02
Capitaux propres :			
Capital	3,4	3,4	3,4
Primes	923,2	923,2	923,2
Réserve légale	0,3	0,3	0,3
Réserves consolidées/Part du groupe	377,3	360,5	372,4
Résultat/Part du groupe	18,8	26,0	11,5
Capitaux propres part du groupe	1 323,0	1 313,4	1 310,8
Intérêts minoritaires	64,1	64,2	71,9
Capitaux propres de l'ensemble	1 387,1	1 377,6	1 382,7
Provisions pour risques et charges	85,3	82,6	82,5
Impôts différés passif	18,3	20,7	28,3
Dettes :			
Emprunts et dettes auprès des établissements de crédit	850,3	737,7	818,1
Emprunts et dettes financières divers	10,9	8,3	13,4
Fournisseurs	138,2	159,1	152,0
Autres dettes	332,4	314,0	330,9
Concours bancaires	17,2	29,7	4,8
Dettes	1 349,0	1 248,8	1 319,2
Total passif	2 839,7	2 729,7	2 812,7

II. — **Compte de résultat consolidé au 30 juin 2003.**
(En millions d'euros.)

	1er semestre 2003	1er semestre 2002	2002
Chiffre d'affaires net	758,2	779,9	1 577,7
Charges d'exploitation nettes hors dotations aux amortissements et provisions	– 562,0	– 579,7	– 1 172,4
EBITDA (1)	196,2	200,2	405,3
Dotation aux amortissements et provisions nettes	– 85,9	– 94,0	– 194,1
Résultat d'exploitation	110,3	106,2	211,2
Résultat financier	– 15,8	– 19,5	– 36,7
Résultat courant	94,5	86,7	174,5
Résultat exceptionnel	0,2	– 1,4	– 2,7
Impôts sur les bénéfices	– 37,9	– 35,2	– 70,2
Résultat net des entreprises intégrées	56,8	50,1	101,6
Quote-part dans les résultats des sociétés mises en équivalence	2,4	2,8	5,6
Dotations aux amortissements des écarts d'acquisition	– 32,5	– 31,2	– 63,7
Résultat net de l'ensemble consolidé	26,7	21,7	43,5
Part des minoritaires dans le résultat	7,9	10,2	17,5
Résultat net part du groupe	18,8	11,5	26,0
Bénéfice net par action (en euros) (2)	0,085	0,052	0,117
Bénéfice net par action dilué (en euros) (2)	0,083	0,051	0,115
Nombre moyen pondéré d'actions (2)	221 400 760	221 600 760	221 528 081
Nombre moyen pondéré d'actions (dilué) (2)	225 592 560	225 704 464	225 627 199

(1) Le groupe mesure la performance opérationnelle de ses activités sur la base de l'EBITDA. Cet indicateur ne correspond pas à une rubrique comptable définie par les normes applicables en France, et correspond au résultat d'exploitation avant dotations nettes des reprises aux amortissements et provisions (Earnings Before Interests, Taxes, Depreciation and Amortisation).

(2) Déduction faite du rachat par JCDecaux SA de ses actions propres sur 2002.

III. — **Tableau des flux de trésorerie au 30 juin 2003.**
(En millions d'euros.)

	1er semestre 2003	1er semestre 2002	2002
Résultat net part du groupe	18,8	11,5	26,0
Part des minoritaires dans le résultat	7,9	10,2	17,5
Quote-part/Résultat des sociétés mises en équivalence	– 2,4	– 2,8	– 5,5
Dividendes reçus des sociétés mises en équivalence	3,7	3,9	4,3
Variation des impôts différés	1,2	– 5,5	– 10,3
Dotation nette aux amortissements et provisions	123,3	125,9	261,8
Plus et moins-values de cession	– 1,0	2,2	6,5
Capacité d'autofinancement	151,5	145,5	300,3
Variation du besoin en fonds de roulement lié à l'activité	– 21,6	– 39,9	24,2
Flux nets issus de l'exploitation	129,9	105,6	324,5

	1er semestre 2003	1er semestre 2002	2002
Acquisitions d'immobilisations incorporelles	- 3,3	- 3,8	- 10,2
Acquisitions d'immobilisations corporelles	- 62,7	- 76,1	- 156,5
Acquisitions de titres de participation	- 6,8	- 20,5	- 49,9
Acquisitions d'autres immobilisations financières	- 2,5	- 0,4	- 1,8
Variation des dettes sur immobilisations	- 1,1	- 3,8	- 3,8
Total investissements	- 76,4	- 104,6	- 222,2
Cessions d'immobilisations incorporelles	0,0		0,0
Cessions d'immobilisations corporelles	4,0	6,1	10,1
Ce'ssions d'immobilisations financières (titres participation)	0,1		1,2
Cessions d'immobilisations financières (autres)	5,2	1,6	18,4
Variation des créances sur immobilisations	0,0	0,1	3,9
Total désinvestissements	9,3	7,8	33,6
Flux issus des investissements	- 67,1	- 96,8	- 188,6
Distribution mise en paiement	- 7,7	- 6,5	- 12,3
Réduction des capitaux propres			
Réduction de l'endettement	- 267,9	- 98,0	- 202,1
Besoin de trésorerie (financement)	- 275,6	- 104,5	- 214,4
Augmentation des capitaux propres			
Augmentation de l'endettement	386,1	20,6	38,6
Dégagement de trésorerie (financement)	386,1	20,6	38,6
Flux issus du financement	110,5	- 83,9	- 175,8
Incidence des variations des cours des devises	- 2,5	4,1	- 2,7
Variation de la trésorerie	170,8	- 71,0	- 42,6
Trésorerie d'ouverture	132,7	175,3	175,3
Trésorerie de clôture	303,5	104,3	132,7

IV. — **Annexe aux comptes consolidés au 30 juin 2003.**

1. - Méthodes et principes comptables.

1.1. Principes généraux. — Les comptes consolidés semestriels du groupe sont établis en conformité avec les principes français prévus par les dispositions du règlement n° 99-02 du Comité de réglementation comptable relatives aux comptes consolidés.

Les principes et méthodes appliqués sont identiques à ceux utilisés pour les arrêtés de comptes annuels.

1.2. Périmètre de consolidation. — Les principales variations de périmètre intervenues au cours du premier semestre 2003 sont les suivantes :

— Entrées de périmètre : Le 13 février 2003, la société Europlakat International (consolidée par intégration proportionnelle à 50 %) a acquis pour 6,1 millions d'euros 100 % de la société AQMI qui a, elle-même, acquis pour 4,0 millions d'euros 100 % de la société Alma Quattro, leader de la communication extérieure en Serbie-Montenegro. Ces deux sociétés sont consolidées par intégration proportionnelle au 30 juin 2003.

La société ADR Advertising (Italie), nouvellement créée, est consolidée pour la première fois au cours du premier semestre 2003 par intégration proportionnelle.

Les deux sociétés autrichiennes JCDecaux Invest Holding et JCDecaux Sub Invest Holding ont été consolidées pour la première fois au cours du premier semestre 2003. Elles doivent permettre la scission de la société JCDecaux Central Eastern Europe (JCD CEE) qui est intervenue le 13 août 2003 dans le cadre de l'accord de séparation signé avec B&C Holding (cf § 6. Evénements subséquents).

— Variations du pourcentage de détention : Le 28 mai 2003, la société JCDecaux Airport France a racheté pour 0,5 M€ les 40 % complémentaires dans la société JCDecaux Airport Media GmbH (Allemagne), ce qui porte le pourcentage de détention à 100 %.

— Sorties de périmètre : Les sociétés Aussenwerbung Polen GmbH et Europlakat Polska Sp Zoo ont été cédées au cours du premier semestre 2003. La société polonaise Media System Sp Zoo, jugée non significative, a été considérée hors du périmètre de consolidation.

2. - Commentaires sur le bilan.

2.1. Ecarts d'acquisition. — Au 30 juin 2003, les écarts d'acquisition représentent 1 313,1 M€ en valeur brute et sont amortis à hauteur de 259,9 M€, contre respectivement 1 310,3 M€ et 230,3 M€ au 31 décembre 2002. La variation des écarts d'acquisition en valeur brute sur le premier semestre 2003 est principalement impactée par l'acquisition d'Alma Quattro pour 4,0 M€ et par le rachat des 40 % complémentaires de la société JCDecaux Airport Media GmbH (Allemagne) pour 1,5 M€.

2.2 Immobilisations corporelles. — Au 30 juin 2003, les immobilisations corporelles nettes s'élèvent à 205,7 M€ en France et 482,8 M€ à l'étranger contre respectivement 219,7 M€ et 502,6 M€ au 31 décembre 2002, dont notamment 96,4 M€ au Royaume-Uni, 53,6 M€ aux Etats-Unis, 64,1 M€ en Espagne, 45,7 M€ en Belgique, 29,1 M€ en Autriche, 30,8 M€ au Portugal, et 21,9 M€ en Allemagne, au 30 juin 2003 pour les plus significatives.

2.3. Immobilisations financières. — Le poste immobilisations financières en valeur nette est de 78,9 M€ au 30 juin 2003 contre 79,8 M€ au 31 décembre 2002.

2.4. Stocks. — Les stocks nets au 30 juin 2003 s'élèvent à 98,1 M€ contre 92,6 M€ au 31 décembre 2002.

2.5. Trésorerie nette. — La trésorerie nette au 30 juin 2003 est de 303,5 M€ contre 132,7 M€ au 31 décembre 2002.

2.6. Variation des capitaux propres part du groupe (en M€) :

	Capital	Prime	Réserves consolidées	Total
Capitaux propres au 31 décembre 2001	3,4	923,2	395,3	1 321,9
Résultat de l'exercice			26,0	26,0
Rachat d'actions propres (1)			- 2,1	- 2,1
Variation des écarts de conversion			- 32,4	- 32,4
Capitaux propres au 31 décembre 2002	3,4	923,2	386,8	1 313,4
Résultat de l'exercice			18,8	18,8
Variation des écarts de conversion			- 9,2	- 9,2
Total au 30 juin 2003	3,4	923,2	396,4	1 323,0

(1) JCDecaux SA a racheté 200 000 de ses actions propres en août et octobre 2002 pour un total de 2,1 millions d'euros.

2.7. Variation des capitaux propres minoritaires (en M€) :

	31/12/01	31/12/02	30/06/03
Capitaux propres minoritaires au premier janvier	47,5	68,8	64,2
Résultat de l'exercice	18,4	17,5	7,9
Distribution de dividendes	- 12,6	- 12,2	- 7,7
Variation des écarts de conversion	0,8	0,2	- 1,7
Variation de périmètre	27,7	- 10,1	1,4
Rachats minoritaires fusion JCDecaux SA	- 13,0		
Capitaux propres minoritaires fin de période	68,8	64,2	64,1

2.8. Dettes financières. — Au 30 juin 2003 les dettes financières s'élèvent à 861,2 M€ contre 746 M€ au 31 décembre 2002, soit une augmentation de 115,2 M€. Cette augmentation est principalement due à l'émission par JCDecaux SA, en avril 2003, d'un placement privé aux Etats-Unis, d'un montant équivalent en euros à 380 M€ et pour des maturités comprises entre 7 et 12 ans. Suite à cette émission, JCDecaux SA a accéléré l'amortissement de la tranche A, non revolving, de son crédit syndiqué, en remboursant par anticipation 163 M€. Le groupe a l'intention de remplacer, avant son échéance en septembre 2005, le solde de la tranche A par une source de financement plus flexible.

Les principaux emprunts externes du groupe concernent les pays suivants : la France pour un montant total de 769,9 M€, l'Autriche pour 25,4 M€, le Danemark pour 17,3 M€, l'Australie pour 8,8 M€, l'Allemagne pour 8,4 M€, la Belgique pour 7,9 M€, la Norvège pour 5,6 M€, le Japon pour 4,3 M€, le Chili pour 3,3 M€, la Thaïlande pour 3,2 M€, l'Espagne pour 2,3 M€, la Corée pour 1,5 M€ et la Grande-Bretagne pour 1,1 M€.

3. - Commentaires sur le compte de résultat.

3.1. Chiffre d'affaires. — Le chiffre d'affaires consolidé au 30 juin 2003 s'élève à 758,2 M€ en recul de 2,8 % par rapport au 30 juin 2002 (779,9 M€).

L'activité à périmètre et taux de change constants est en progression de 1,0 %, à 785,1 M€ au 30 juin 2003.

Le chiffre d'affaires de l'activité Mobilier urbain, y compris impact des acquisitions, est de 408,2 M€, en recul de 2,2 % sur le premier semestre 2002 (417,2 M€).

A périmètre et taux de change constants, le chiffre d'affaires se situe à 416,9 M€, en recul de 0,1 % par rapport au premier semestre 2002 (417,2 M€).

Le chiffre d'affaires de l'activité Affichage se situe à 214,9 M€, en recul de 1,5 % par rapport au premier semestre 2002 (218,2 M€).

A périmètre et taux de change constants, le chiffre d'affaires se situe à 218,7 M€, en hausse de 1,3 % par rapport au premier semestre 2002 (215,9 M€).

Le chiffre d'affaires de l'activité Transport se situe à 135,1 M€, en baisse de 6,5 % par rapport au premier semestre 2002 (144,5 M€). A périmètre et taux de change constants, le chiffre d'affaires est de 149,5 M€, en progression de 3,5 % par rapport au premier semestre 2002 (144,5 M€).

3.2. Ebitda. — L'EBITDA (résultat d'exploitation avant amortissements, provisions, intérêts et impôts, ou Earnings Before Interest, Tax, Depreciation and Amortization) est l'un des agrégats utilisés par le groupe pour mesurer la rentabilité de ses activités.

Au 30 juin 2003, l'EBITDA du groupe est de 196,2 M€, en retrait de 2,0 % par rapport à l'EBITDA du 30 juin 2002 (200,2 M€).

Ce montant représente 25,9 % du chiffre d'affaires consolidé, contre 25,7 % pour la même période de l'année dernière.

L'EBITDA de l'activité Mobilier urbain a atteint 167,9 M€ au premier semestre 2003, soit une baisse de 2,3 % par rapport au 30 juin 2002 (171,8 M€).

L'EBITDA de l'activité Affichage est de 24,0 M€ au premier semestre 2003, en baisse de 15,0 % par rapport au 30 juin 2002 (28,2 M€).

L'EBITDA de l'activité Transport se situe à 4,3 M€ au premier semestre 2003 contre 0,2 M€ au 30 juin 2002.

3.3. Résultat d'exploitation. — Le résultat d'exploitation du groupe JCDecaux se situe à 110,3 M€ au premier semestre 2003, contre 106,2 M€ sur la même période en 2002, en progression de 3,9 % malgré le recul de l'EBITDA de 2,0 %. Cette progression est liée d'une part à des reprises de provisions sur clients douteux, d'autre part, à une diminution des amortissements.

La quote-part de chaque activité dans le résultat d'exploitation total du groupe s'établit comme suit au 30 juin 2003 : le résultat d'exploitation de l'activité Mobilier urbain représente 91,1 % du résultat d'exploitation du groupe, contre 8,6 % pour l'Affichage et 0,3 % pour le Transport. Au 30 juin 2002, la part relative de chacune de ces activités était respectivement de 94,2 %, 10,5 % et – 4,7 %. Le Mobilier urbain continue de représenter la plus large part du résultat d'exploitation du groupe, alors que le segment Transport parvient à l'équilibre à fin juin 2003.

La répartition du résultat d'exploitation par zone géographique est la suivante : la France, dont le résultat d'exploitation s'élève à 62,4 M€, représente 56,6 % du résultat d'exploitation consolidé du groupe, contre 5,1 % pour le Royaume Uni, 49,5 % pour le Reste de l'Europe, – 6,7 % pour les Amériques et – 4,5 % pour la zone Asie-Pacifique. Sur la même période en 2002, la répartition était respectivement de 56,6 %, 7,6 %, 56,2 %, – 13,8 % et – 6,6 %. On constate une diminution des pertes des deux zones de développement du groupe, les Amériques et l'Asie-Pacifique, qui traduit la montée en puissance des nouveaux projets dans ces zones.

3.4. Résultat financier. — Le résultat financier au 30 juin 2003 est de – 15,8 M€ par rapport à – 19,5 M€ sur la même période de l'exercice précédent.

L'amélioration du résultat financier est due à une diminution de l'endettement net au 30 juin 2003, conjugée à une baisse des taux à court terme en euros et dollars.

3.5. Résultat exceptionnel. — Le résultat exceptionnel au 30 juin 2003 n'est pas significatif, il s'élève à 0,2 M€.

3.6. Impôts sur les bénéfices. — Au 30 juin 2003, les impôts sur les bénéfices s'élèvent à – 37,9 M€ dont – 32,0 M€ d'impôts courants et – 5,9 M€ d'impôts différés. Le niveau du taux effectif d'impôt avant dotation aux amortissements des écarts d'acquisition et quote-part de résultat des sociétés mises en équivalence reste stable, de 40 % au 30 juin 2003 contre 41,3 % au 30 juin 2002.

3.7. Sociétés mises en équivalence. — La quote-part dans les résultats des sociétés mises en équivalence au 30 juin 2003 est de 2,4 M€ contre 2,8 M€ au 30 juin 2002. Ce montant est principalement composé de la quote-part des résultats de la société Affichage Holding (Suisse) pour 1,8 million d'euros au 30 juin 2003.

4. – Note sur le tableau des flux.

Les flux nets issus de l'exploitation en juin 2003 représentent 129,9 M€.

La capacité d'autofinancement s'élève à 151,5 M€, en progression de 6 M€ par rapport à juin 2002 (145,5 M€), et reflète principalement le résultat net positif de 26,7 M€, augmenté des charges d'amortissement et dépréciation et des provisions nettes de 123,3 M€.

L'augmentation de 21,6 M€ du besoin en fonds de roulement est due principalement à une diminution du poste fournisseurs.

Les flux nets issus des investissements ont représenté – 67,1 M€ en juin 2003, composés pour – 62 M€ d'investissements nets corporels et incorporels, pour – 6,8 M€ d'acquisition de titres de participation, – 2,5 M€ d'acquisition d'autres immobilisations financières, 5,3 M€ de cession d 'immobilisations financières et pour – 1,1 M€ de variations des dettes et créances sur immobilisations. Ils sont en diminution par rapport aux flux nets issus des investissements en juin 2002, qui s'élevaient à – 96,8 M€, dont – 73,8 M€ d'investissements nets corporels et incorporels, – 20,5 M€ d'acquisition de titres de participation, – 0,4 M€ d'acquisition d'autres immobilisations financières, 1,6 M€ de cession d'immobilisations financières et – 3,7 M€ de variations des dettes et créances sur immobilisations. Cette réduction d'un tiers des investissements nets sur le premier semestre 2003 s'explique par :

— un montant d'acquisitions financières partiellement reconduit en 2003, le groupe ayant réalisé l'essentiel de ses acquisitions de 2002 au premier semestre, avec notamment les acquisitions d'Unicom (Pays-Bas), Klett (Allemagne) et Publiflor (Italie) ;

— la diminution nette en 2003 des investissements corporels et incorporels dans les pays suivants : France, Espagne, Brésil, Australie, compensée en partie par ceux réalisés à Chicago.

Les flux nets issus du financement sont de 110,5 M€ en juin 2003, ils sont composés principalement du remboursement du crédit syndiqué pour – 250 M€, dont – 163 M€ par anticipation, et de l'émission par JCDecaux SA d'un placement privé aux Etats-Unis pour un montant de 380 M€.

5. – Informations sectorielles.
(En M€.)

5.1. Par secteur d'activité :

	Chiffre d'affaires	EBITDA (1)
Mobilier urbain :		
30 juin 2003	408,2	167,9
31 décembre 2002	840,3	340,3
30 juin 2002	417,2	171,8
Affichage :		
30 juin 2003	214,9	24,0
31 décembre 2002	442,6	55,4
30 juin 2002	218,2	28,2
Transport :		
30 juin 2003	135,1	4,3
31 décembre 2002	294,8	9,6
30 juin 2002	144,5	0,2
Total :		
30 juin 2003	758,2	196,2
31 décembre 2002	1 577,7	405,3
30 juin 2002	779,9	200,2

(1) EBITDA : Résultat d'exploitation avant dotations nettes des reprises aux amortissements et provisions d'exploitation (ou Earnings Before Interest, Tax, Depreciation and Amortisation).

5.2. Par zone géographique :

	Chiffre d'affaires	EBITDA (1)
France :		
30 juin 2003	280,2	92,5
31 décembre 2002	570,9	185,2
30 juin 2002	285,9	97,9
Royaume-Uni :		
30 juin 2003	104,5	15,5
31 décembre 2002	231,6	38,0
30 juin 2002	111,8	18,7
Reste de l'Europe :		
30 juin 2003	286,4	92,1
31 décembre 2002	568,9	192,9
30 juin 2002	282,9	94,9
Amériques :		
30 juin 2003	50,0	– 1,7
31 décembre 2002	104,2	– 8,0
30 juin 2002	50,0	– 7,1
Asie/Pacifique :		
30 juin 2003	37,1	– 2,2
31 décembre 2002	102,1	– 2,8
30 juin 2002	49,3	– 4,2
Total :		
30 juin 2003	758,2	196,2
31 décembre 2002	1 577,7	405,3
30 juin 2002	779,9	200,2

(1) EBITDA : Résultat d'exploitation avant dotations nettes des reprises aux amortissements et provisions d'exploitation (ou Earnings Before Interest, Tax, Depreciation and Amortisation).

6. – Evénements subséquents.

Le groupe JCDecaux et B&C Holding ont décidé de mettre fin à leur accord de partenariat en Autriche et en Europe Centrale, conclu en avril 2001. L'option de vente exercée par B&C Holding s'est élevée à 138 M€.

A l'issue de cette opération effective en août 2003, le groupe JCDecaux détient désormais, via sa filiale JCDecaux Central Eastern Europe Holding GmbH détenue à 100 %, 30 % de la société Affichage Holding et 67 % de la société Gewista. Cette opération devrait se traduire sur le second semestre 2003, par la constatation d'une survaleur de l'ordre de 120 M€. Cette opération n'aura pas d'impact sur le chiffre d'affaires et l'EBITDA du groupe, mais la part des minoritaires dans le résultat net total du second semestre 2003 devrait diminuer au profit de la part du groupe dans le résultat.

V. — **Rapport semestriel d'activité et des résultats consolidés.**

1. – Evénements du semestre.

Sur le plan du développement, sur le premier semestre 2003 le groupe a racheté, à travers Europlakat International, société commune détenue à 50/50

avec Affichage Holding, la société Alma Quattro, leader de la communication extérieure en Serbie et Montenegro.

Le groupe a par ailleurs renforcé sa position existante dans la société JCDecaux Airport GmbH, en rachetant à la société Fraport AG une participation complémentaire de 40 %. Cette opération porte le pourcentage de détention dircte dans cette société à 100 %.

Afin de diversifier ses sources de financement et d'augmenter la maturité de sa dette, le groupe a lancé un placement privé aux Etats-Unis au premier semestre 2003. JCDecaux SA a ainsi émis l'équivalent de 380 M€, à des maturités comprises entre 7 et 12 ans. Suite à cette émission, JCDecaux SA a accéléré l'amortissement de la tranche A, non revolving, de son crédit syndiqué, en remboursant pas anticipation 163 M€. Le groupe a l'intention de remplacer, avant son échéance en septembre 2005, le solde de la tranche A par une source de financement plus flexible.

2. – Chiffre d'affaires consolidé.

Au 30 juin 2003, le chiffre d'affaires du groupe JCDecaux se situe à 758,2 M€ contre 779,9 M€ pour les six premiers mois de l'année 2002, soit un recul de 2,8 %.

L'appréciation de l'euro, devise de consolidation du groupe JCDecaux, contre la plupart des autres devises des sociétés consolidées au sein du groupe (USD, GBP, HKD en particulier), a généré un fort effet de change négatif sur le chiffre d'affaires au cours du 1er semestre 2003. L'impact des écarts de change est toutefois marginal sur l'EBITDA, l'effet négatif sur le chiffre d'affaires étant largement compensé par l'effet positif sur les charges.

A périmètre et taux de change constants, le chiffre d'affaires du groupe progresse de 1,0 %.

La répartition du chiffre d'affaires consolidé entre les différentes activités du groupe s'établit comme suit : l'activité Mobilier urbain a contribué à hauteur de 53,8 % au chiffre d'affaires consolidé du groupe, contre 28,4 % pour l'Affichage et 17,8 % pour la publicité dans les Transports. Sur la même période en 2002, la part relative de ces activités dans le chiffre d'affaires consolidé était respectivement de 53,5 %, 28 % et 18,5 %.

L'activité Mobilier urbain a dégagé un chiffre d'affaires de 408,2 M€ au 30 juin 2003, contre 417,2 M€ au 30 juin 2002, en recul de 2,2 %. A périmètre et taux de change constants, l'activité Mobilier urbain apparaît quasi-stable à – 0,1 % par rapport au premier semestre 2002. Malgré des conditions de marché qui restent difficiles en Allemagne et aux Pays-Bas, le groupe enregistre une croissance solide au Royaume-Uni, en Espagne, en Europe Centrale, aux Etats-Unis et en Australie.

Le chiffre d'affaires de l'activité Affichage se situe à 214,9 M€ au 30 juin 2003, contre 218,2 M€ au 30 juin 2002, en recul de 1,5 %. A périmètre et taux de change constants, le segment Affichage progresse de 1,3 %.

L'activité Affichage a continué de progresser sur ses principaux marchés, au Royaume-Uni, en France et en Italie.

L'activité Transport a généré un chiffre d'affaires de 135,1 M€ au 30 juin 2003, contre 144,5 M€ au 30 juin 2002, en recul de 6,5 %. A périmètre et taux de change constants, le segment Transport progresse de 3,5 %. L'activité a été affectée en Asie par l'épidémie de pneumopathie atypique, en particulier pour ce qui concerne les activités du groupe basées à Hong-Kong. Toutefois, l'activité Transport commence à montrer des signes d'amélioration sur certains de ses marchés, notamment en France, aux USA, en Espagne, au Portugal et en Italie.

La répartition du chiffre d'affaires par zone géographique s'établit comme suit au premier semestre 2003 : la France a représenté 37 % du chiffre d'affaires consolidé, contre 14 % pour le Royaume-Uni, 38 % pour le reste de l'Europe, 6 % pour les Amériques et 5 % pour l'Asie-Pacifique. Sur la même période en 2002, la part relative de ces zones géographiques était respectivement de 37 %, 14 %, 37 %, 6 % et 6 %. La baisse de la part relative de la zone Asie-Pacifique dans le total groupe reflète l'impact de l'épidémie de pneumopathie atypique dans cette région pour le 1er semestre 2003.

3. – Résultats consolidés.

L'EBITDA du groupe JCDecaux se situe à 196,2 M€ au premier semestre 2003, contre 200,2 M€ sur la même période en 2002, en recul de 2,0 %.

La quote-part de chaque activité dans l'EBITDA total du groupe s'établit comme suit au 30 juin 2003 : l'EBITDA de l'activité Mobilier urbain représente 86,6 % de l'EBITDA du groupe, contre 12,2 % pour l'Affichage et 2,2 % pour le Transport. Au 30 juin 2002, la part relative de chacune de ces activités était respectivement de 86 %, 14 % et 0 %. Le Mobilier urbain continue de représenter la grande majorité de l'EBITDA du groupe alors que le segment Transport, malgré l'impact négatif de la pneumopathie atypique, se redresse, confirmant les signes avant-coureurs de reprise dans certains pays.

La répartition de l'EBITDA par zone géographique est la suivante : la France, dont l'EBITDA s'élève à 92,5 M€, représente 47 % de l'EBITDA consolidé du groupe, contre 8 % pour le Royaume-Uni, 47 % pour le reste de l'Europe, – 1 % pour les Amériques et – 1 % pour la zone Asie-Pacifique. Sur la même période en 2002, la répartition était respectivement de 49 %, 9 %, 47 %, – 3 % et – 2 %. On constate une diminution des pertes des deux zones de développement du groupe, les Amériques et l'Asie-Pacifique, avec une légère baisse du poids relatif de la France.

Les dotations aux amortissements et provisions nettes s'élèvent à 85,9 M€ au premier semestre 2003, contre 94,0 M€ au 30 juin 2002.

Le résultat d'exploitation qui s'élève à 110,3 M€, contre 106,2 M€ au 30 juin 2002, est en hausse de 3,9 %, cette amélioration provenant notamment de reprises de provisions clients significatives sur la France.

A la fin du premier semestre, le résultat financier ressort à – 15,8 M€, contre – 19,5 M€ au 30 juin 2002, soit une amélioration de 3,7 M€, due à une baisse de la dette nette du groupe, conjuguée à une baisse des taux d'intérêts à court terme, notamment en Europe et aux Etats-Unis.

Le résultat exceptionnel n'est pas significatif.

Les impôts sur les bénéfices s'élèvent à 37,9 M€, soit un taux d'impôt effectif de 40 %. Le niveau du taux d'impôt effectif reste pénalisé par la dépréciation totale des impôts différés actifs reconnus sur les déficits fiscaux du semestre, principalement aux Etats-Unis et en Amérique du Sud.

La quote-part dans les résultats des sociétés mises en équivalence, soit 2,4 M€, provient notamment de la participation dans la société suisse Affichage Holding.

Les dotations aux amortissements des écarts d'acquisition sont stables et s'élèvent à 32,5 M€ au premier semestre 2003, contre 31,2 M€ sur la même période en 2002. Les écarts d'acquisition sont amortis sur une durée de 20 ans.

Le résultat net de l'ensemble consolidé est de 26,7 M€ au 30 juin 2003, contre 21,7 M€ au 30 juin 2002, la part du groupe représentant 18,8 M€ contre 11,5 M€ au 30 juin 2002. Cet accroissement de la part du groupe dans le résultat net total est liée au fait que l'amélioration du résultat net porte principalement sur des sociétés pour lesquelles les minoritaires sont peu significatifs.

La capacité d'autofinancement générée par le groupe au premier semestre 2003 a été de 151,5 M€ contre 145,5 M€ au 30 juin 2002.

Les flux nets issus de l'exploitation sont en progression, atteignant 129,9 M€ au 30 juin 2003 contre 105,6 M€ l'année dernière à la même période.

Les flux issus des investissements se sont élevés à – 67,1 M€ contre – 96,8 M€ au 30 juin 2002. Les acquisitions brutes d'immobilisations corporelles et incorporelles se sont élevées à – 66,0 M€ et les prises de participation à – 6,8 M€, contre respectivement – 79,9 M€ et – 20,5 M€ au 30 juin 2002.

Les ressources nettes issues du financement s'élèvent à 110,5 M€.

L'ensemble de ces éléments se traduit par une variation de trésorerie positive de 170,8 M€ et un niveau d'endettement net de 557,7 M€ au 30 juin 2003, contre 613,3 M€ au 31 décembre 2002 et 727,2 M€ au 30 juin 2002.

4. – Résultats de la société-mère.

Au cours du premier semestre 2003, la société-mère JCDecaux SA, détenue à 69,52 % par la société JCDecaux Holding, présente un chiffre d'affaires de 277,7 M€ et un résultat net de 71,9 M€, contre respectivement 294,8 M€ et 45,9 M€ en 2002 sur la même période.

5. – Perspectives.

En août 2003, le groupe JCDecaux et B&C Holding ont décidé de mettre fin à leur accord de partenariat en Autriche et en Europe Centrale, conclu en avril 2001. A l'issue de cette opération, le groupe JCDecaux a porté à 67 % sa participation dans la société Gewista, leader de la communication extérieure en Autriche.

Cette montée en puissance dans le capital du groupe Gewista correspond à la stratégie du groupe de consolidation du marché européen de la communication extérieure où 40 % du marché sont toujours détenus par des opérateurs indépendants. JCDecaux dispose ainsi, à partir de Vienne, d'une véritable plate-forme pour continuer à développer ses activités, pour remporter les appels d'offres de mobilier urbain des villes d'Europe Centrale en pleine modernisation et pour tirer partie de la consolidation du marché dans cette région.

VI. — **Rapport des commissaires aux comptes sur l'examen limité des comptes consolidés intermédiaires.**

En notre qualité de commissaires aux comptes de votre société et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

— l'examen limité du tableau d'activité et de résultats consolidés présenté sous la forme de comptes consolidés intermédiaires de la société JCDecaux SA, relatifs à la période du 1er janvier au 30 juin 2003, tels qu'ils sont joints au présent rapport ;

— la vérification des informations données dans le rapport semestriel.

Ces comptes consolidés intermédiaires ont été établis sous la responsabilité du directoire. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes de la profession applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes consolidés intermédiaires ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause, au regard des règles et principes comptables français, la régularité et la sincérité des comptes consolidés intermédiaires et l'image fidèle qu'ils donnent du patrimoine, de la situation financière ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Nous avons également procédé, conformément aux normes de la profession applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes consolidés intermédiaires sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés intermédiaires.

Neuilly-sur-Seine et Paris, le 13 septembre 2003.

Les commissaires aux comptes :

Barbier Frinault & Autres : GILLES GALIPPE ;

Fiduciaire Revisusion : CLAUDE CHEZAUD.

52354

Press release in relation to JCDecaux's position on the Chilean market

JCDecaux

JCDecaux becomes market leader in Chilean outdoor advertising market

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

Paris, October 7, 2003 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and one of the largest in the world, today announced that it has become the industry leader in Chile. The country's advertising market is worth US$ 721.6million a year and 2.7% is currently invested in out-of-home media.

Eighteen months after it first entered the market, JCDecaux has 25.4% of the out-of-home media in Chile* and in the last year JCDecaux's market share has risen from 4.6%.

In 2001, JCDecaux won the metro franchise for Santiago, which carries 250 million passengers per year. JCDecaux offers 19,000 m² of advertising space including 300 scrolling panels, 600 illuminated panels (6 m2), and a whole range of small format media.

Commenting on the Group's success in Chile, Jean-Charles Decaux, co-CEO of JCDecaux, said:

"With 2.7% of advertising investment currently spent on outdoor advertising, compared with a world average of 6%, the outdoor market in Chile has great potential."

"By using passenger profiles produced by Initiative Media Research we have been able to develop an innovative marketing approach with 50% of our panels marketed individually and the other half in targeted networks. This has enabled us to grow rapidly and capitalise on the receptiveness of Chilean advertisers and advertising agencies to both the medium and this new marketing method. Our modernisation of systems and the inclusion of new formats, allows advertisers to develop very creative campaigns and as a result, JCDecaux is regarded as the most creative outdoor operator in Santiago de Chile."

** Survey published by Megatime, an independent Chilean organisation.*

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

JCDecaux

Key statistics on the group

- 2002 revenues : €1578 million
- Listed on Euronext Paris ; part of the SBF 120 index
- N°1 worldwide in street furniture (290,000 faces)
- N°1 worldwide in airport advertising, with 147 airports and over 150 transport contracts in metros, buses, tramways and trains (145,000 Transport faces)
- N°1 in Europe for billboards (192,000 faces)
- 627,000 advertising faces in 43 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 7,100 employees

Press Relations
Raphaële Rabatel
Tél : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investor Relations
Cécile Prévot
Tél: +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr